FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: "Syngenta Ventures invests in U.S. biotech company Metabolon”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Paul Minhart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, October 27, 2009

Syngenta Ventures invests in U.S. biotech company Metabolon

•	Syngenta venture capital investment subsidiary created

•	First direct equity investment in Metabolon, U.S. biotech company

Syngenta Ventures announced today that it has made an equity investment in Metabolon, a privately-held U.S. biotechnology company focused on the use of metabolomics in research and diagnostics. This is the first direct investment by Syngenta Ventures, Syngenta’s newly-established corporate venture capital subsidiary.

“The creation of Syngenta Ventures will complement our in-house R&D work and enables us to be even more involved in promising technologies and innovative products with external partners,” said Robert Berendes, Head of Business Development at Syngenta. “We need access to the best available new technologies in order to achieve the increase in agricultural output which will be vital over the coming years.”

Sandro Aruffo, Head of Research and Development at Syngenta, added: “This investment follows a research collaboration with Metabolon which has existed for some years. We believe Metabolon’s unique metabolomics platform will be an increasingly important technology for the development of innovative new products in the agriculture industry.”

Metabolomics provides mechanistic insight and biochemical markers for complex biological processes. This technology aims to accelerate the development of plants with innovative new native and genetically modified traits.

Syngenta Ventures will take a seat on the Board of Metabolon. The equity investment was made in the Series C financing of Metabolon which raised in total $12.3 million from a number of investors, including Syngenta Ventures. Financial details of the equity investment were not disclosed.

Syngenta – October 27, 2009 / Page 1 of 2

About Syngenta

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

About Metabolon

Metabolon is a diagnostics and services company offering the industry’s leading biochemical profiling platform. Metabolon’s patented platform provides a global analysis of complex biological samples for the discovery of markers. This metabolomics-driven approach enables the identification of biomarkers useful for the development of a wide range of diagnostics and provides insight into complex biochemical processes such as drug action, toxicology and bioprocess optimization. For more information about Metabolon, please visit www.metabolon.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta – October 27, 2009 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	October 27, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes